April 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Krug, Senior Counsel

Re:	Callisto Pharmaceuticals, Inc. Preliminary Proxy Statement filed April 7, 2006 File No. 1-32325

Dear Mr. Krug:

This letter sets forth the responses of Callisto Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2006 concerning the Preliminary Proxy Statement (File No. 1-32325) filed with the Commission on April 7, 2006 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated April 13, 2006. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Preliminary Proxy Statement which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Proposal 1. Approval of the potential issuance and sale of up to 20 million shares…

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to shareholder approval of the proposal. In addition, please discuss to what extent you conducted any negotiations for a below market placement of your common stock.

On page 5 of the Amended Preliminary Proxy Statement we have added in disclosure that as of the date of this proxy statement, we do not have any plans, commitments, arrangements, understandings or agreements, either oral or written, regarding the issuance of common stock subsequent to stockholder approval of this proposal. In addition, we have added disclosure that to date we have not conducted any negotiations with respect to a below market placement of our common stock.

The Company acknowledges that: 1) it is responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey J. Fessler